

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

12 December 2006

RECEIVED

2006 DEC 18 A 7: 48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

06019308

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1.   makes or is required to make public pursuant to the laws of England and Wales;

2.   distributes or is required to distribute to the holders of its securities; and

3. ·   files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 11th and 12th of December 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

PROCESSED

DEC 20 2006

THOMSON
FINANCIAL

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following business group and legal entities :

UBS Global Asset Management Life Ltd
UBS AG London Branch
UBS AG (Switzerland)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

6 December 2006

11. Date company informed

8 December 2006

12. Total holding following this notification

UBS Global Asset Management Life Ltd	633,989 shares
UBS AG London Branch	11,955,282 shares
UBS AG (Switzerland)	1,525,713 shares
UBS AG Total	14,114,984 shares

13. Total percentage holding of issued class following this notification

UBS AG 3.06%

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of section 208(5) of the Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

11 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

8th December 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 6th December 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 14,114,984 Ordinary shares of My Travel Group PLC, representing 3.06 per cent of the issued share capital of the Company (461,067,136).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	11,955,282 shares	2.59%
UBS AG (Switzerland)	1,525,713 shares	0.33%
UBS AG - Total	**14,114,984 shares**	**3.06%**

UBS AG is registered as a branch in England and Wales Branch No. BR004507 (A public company limited by shares, incorporated in Switzerland whose registered offices are at Aeschenvorstadt 1, CH-4051, Basel and Bahnhofstrasse 45, CH-8001 Zurich) Registered Address: 1 Finsbury Avenue London EC2M 2PP A member of the London Stock Exchange.
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If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance

MYTRAVEL - sec 198- material- 15-11-2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through its group and legal entities

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

11 December 2006

12. Total holding following this notification

No longer a notifiable interest

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

12 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel: +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

11th December 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 7th December 2006, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in My Travel Group PLC.

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

p.p. Alexandra Harper

Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance

UBS Investment Bank is a business group of UBS AG
UBS AG is registered as a branch in England and Wales Branch No. BR004507 (A public company limited by shares, incorporated in Switzerland whose registered offices are at Aeschenvorstadt 1, CH-4051, Basel and Bahnhofstrasse 45, CH-8001 Zurich) Registered Address: 1 Finsbury Avenue London EC2M 2PP A member of the London Stock Exchange.
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